SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                               (Amendment No. 35)

                    Under the Securities Exchange Act of 1934


                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   969-901-107
                                 (CUSIP Number)

                               Sumner M. Redstone
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600
                    ----------------------------------------

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  May 24, 2004
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this Statement |_|.

(1)    Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Sumner M. Redstone
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(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
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|_|    (b)
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(3)    SEC Use Only
                     -----------------------------------------------------------

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(4)    Source of Funds (See Instructions)
                                          --------------------------------------

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(5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
       2(d) or 2(e).

|_|
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(6)    Citizenship or Place of Organization    United States
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power     5,324,300***
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power    3,483,900**
-------------------                                  --------------

-------------------

(11)   Aggregate Amount Beneficially Owned by Each Reporting Person  8,808,200**
                                                                    ------------


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

       |X|
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(13)   Percent of Class Represented by Amount in Row (11)   29.26 percent
                                                          ----------------------

(14)   Type of Reporting Person (See Instructions)   IN
                                                    ----------------------------

* Voting power subject to Voting Proxy Agreement described in Item 6 of Amendment No. 19 to this Statement.

** Includes shares owned by National Amusements, Inc.

*** Does not include 7,900 shares owned by Mr. Sumner Redstone's wife, Mrs. Paula Redstone, over which she has sole dispositive and voting power.

(1)      Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

         NATIONAL AMUSEMENTS, INC.
         -----------------------------------------------------------------------
         I.R.S. No. 04-2261332
         -----------------------------------------------------------------------

(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

|_|    (a)
            --------------------------------------------------------------------


|_|    (b)
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            --------------------------------------------------------------------

(3)    SEC Use Only
                     -----------------------------------------------------------

       -------------------------------------------------------------------------

(4)    Source of Funds (See Instructions)    N/A
                                          --------------------------------------

       -------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

|_|
       -------------------------------------------------------------------------

(6)    Citizenship or Place of Organization    Maryland
                                              ----------------------------------

       -------------------------------------------------------------------------

-------------------
 Number of Shares     (7)   Sole Voting Power                    0*
                                              ---------------------
  Beneficially
                      (8)   Shared Voting Power                  0*
  Owned by Each                                 -------------------

    Reporting         (9)   Sole Dispositive Power                0
                                                  -----------------
   Person With
                      (10)  Shared Dispositive Power      3,483,900
-------------------                                  --------------


(11)   Aggregate Amount Beneficially Owned by Each Reporting Person    3,483,900
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
|_|
       -------------------------------------------------------------------------

(13)   Percent of Class Represented by Amount in Row (11)    11.57%
                                                          ----------------------

       -------------------------------------------------------------------------


(14)   Type of Reporting Person (See Instructions)   CO
                                                   -----------------------------

* Voting power subject to Voting Proxy Agreement, described in Item 6 of Amendment No. 19 to this Statement.

Item 1.   Security and Issuer.

This Amendment No. 35 amends the Statement on Schedule 13D previously filed with the SEC by Mr. Sumner M. Redstone and National Amusements, Inc. ("NAI") with respect to the voting common stock, $.50 par value per share (the "Common Shares"), of WMS Industries Inc. (the "Issuer") as follows:

Item 5.   Interest in Securities of the Issuer.

          (a) NAI is currently the beneficial owner, with shared dispositive and no voting power of 3,483,900 Common Shares, or approximately 11.57%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported to be issued and outstanding as of May 10, 2004).

          (b) Mr. Sumner M. Redstone is currently the beneficial owner, with sole dispositive and no voting power, of 5,324,300 Common Shares, or approximately 17.68%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004). As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of an additional 3,483,900 Common Shares of the issued and outstanding Common Shares of the Issuer, for a total of 8,808,200 Common Shares, or approximately 29.26%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of May 10, 2004).

               The lack of voting power described in paragraphs (a) and (b) of this Item 5 is pursuant to the Voting Proxy Agreement, described in Item 6 of Amendment No. 19 of this Statement.

          (c) Transactions effected since the filing of Amendment No. 34 to this Statement on Schedule 13D with the SEC on December 2, 2003. (All transactions were executed by Bear Stearns, New York, N.Y.):



             DATE              NO. SHARES                   PRICE

          12/02/2003               700                      27.01
          12/03/2003               300                      27.34

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 24, 2004 (the "Trade Date"), Mr. Sumner M. Redstone entered into a Share Forward Transaction (the "Transaction") with an unrelated third party ("Buyer") relating to 1,000,000 shares of common stock of the Issuer, pursuant to which Mr. Redstone has transferred some of the economic risk of owning the shares to Buyer. The confirmation relating to the Transaction is attached hereto as
Exhibit 2. The Transaction will be settled in three approximately equal tranches on April 25, 2005 with respect to tranche 1, May 24, 2005 with respect to tranche 2 and June 24, 2005 with respect to tranche 3 (the number of shares of common stock of the Issuer with respect to which each settlement relates being the "Reference Amount" for that settlement). The Transaction specifies a "Contingency Price" of $33.25 per share and a "Forward Floor Price" of $25.4423 per share. On each settlement date, Mr. Redstone, unless he has elected cash settlement as described in the following sentence, will deliver to Buyer: (i) if the "Settlement Price" (a market-based price as determined under the terms of the Transaction) for such settlement date is greater than the Contingency Price, a number of shares equal to the Reference Amount for that settlement date; and
(ii) if the Settlement Price is less than or equal to the Contingency Price, a number of shares equal to the Reference Amount for that settlement date plus an additional number of shares (the "Contingently Cash-Settled Delivery Amount") equal to (a) such Reference Amount multiplied by (b) the lesser of (x) the Contingency Price minus the Settlement Price and (y) the excess of the Contingency Price over the Forward Floor Price, divided by (c) the Settlement Price (except that if the Settlement Price is less than or equal to $10.00, Mr. Redstone shall deliver the Reference Amount of shares and make a cash payment to the Buyer in respect of the Contingently Cash-Settled Delivery Amount). In lieu of delivering shares, Mr. Redstone may elect cash settlement for any tranche. Mr. Redstone will receive a prepayment from Buyer in the amount of $33,250,000 within 3 business days of the Trade Date. The proceeds of the transaction are to be used for investment purposes.

In connection with the Transaction, Mr. Redstone will deposit and maintain 1,000,000 shares of common stock of the Issuer, and additional cash or securities with a value, after applicable haircuts, of $7,807,700, in a collateral account, maintained by the Buyer, to secure his obligations pursuant to the Transaction. He has also entered into an arrangement beginning on June 23, 2004, pursuant to which Buyer can cause the collateral to be loaned either to itself or to others.

Item 7.   Material to Be Filed as Exhibits.

Exhibit 1

A joint filing agreement between Mr. Sumner M. Redstone and National Amusements, Inc. is attached hereto as Exhibit 1.

Exhibit 2

A share forward agreement between Mr. Sumner M. Redstone and Bear Stearns Bank plc is attached hereto as Exhibit 2.

                                   Signatures
                                   ----------

After reasonably inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.



     May ___, 2004
                                           -------------------------------------


                                           Sumner M. Redstone,
                                           Individually



                                         National Amusements, Inc.

                                           By:
                                                ----------------------------
                                                Name:    Sumner M. Redstone,
                                                Title:   Chairman and Chief
                                                Executive Officer